UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   ……………..to…………….

Commission file number 000-24293

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LMI Aerospace, Inc.

411 Fountain Lakes Boulevard
St. Charles, Missouri  63301

REQUIRED INFORMATION

(a)
Financial Statements.  Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust as required by Form 11-K, together with the report thereon of BKD LLP, independent registered public accountants, dated June 28, 2017.

(b)	Exhibits:

Exhibit No.	Description
23.1	Consent of BKD LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust
St. Charles, Missouri

We have audited the accompanying statements of net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LMI Aerospace, Inc. Profit-Sharing and Savings Plan and Trust as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP
St. Louis, Missouri
June 28, 2017

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015

Assets
Investments, at fair value
LMI Aerospace, Inc. Common Stock	$3,995,379	$4,206,014
Mutual funds	65,822,674	68,143,682
Other investments	3,399,064	2,867,222
Total investments	73,217,117	75,216,918

Receivables
Company contributions receivable	1,535,035	1,472,331
Employee contributions receivable	—	180,242
Total receivables	1,535,035	1,652,573

Notes receivable from participants	2,360,888	2,381,029
Total assets	77,113,040	79,250,520

Liabilities
Expenses payable	49,240	14,576
Excess contributions payable	177,371	260,608
Total liabilities	226,611	275,184

Net assets available for benefits	$76,886,429	$78,975,336

See Notes to Financial Statements.

LMI Aerospace, Inc. Profit Sharing and
Savings Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2016 and 2015

	2016	2015

Investment Income
Net appreciation (depreciation) in fair value of investments	$3,292,206	$(5,222,706)
Dividends	1,575,769	2,366,002
Net investment income (loss)	4,867,975	(2,856,704)

Contributions
Employer	1,534,834	1,437,200
Participants	5,881,298	5,529,409
Rollovers	347,436	656,755
Total contributions	7,763,568	7,623,364

Interest income on notes receivable from participants	103,654	84,574
Total additions	12,735,197	4,851,234

Deductions
Benefits paid to participants	14,546,961	13,146,733
Administrative expenses	277,143	260,709
Total deductions	14,824,104	13,407,442
Net decrease in net assets available for benefits prior to transfers	(2,088,907)	(8,556,208)

Assets transfered in related to plan merger	—	10,729,222
Net (decrease)/increase in net assets available for benefits	(2,088,907)	2,173,014

Net Assets Available for Benefits, Beginning of Year	78,975,336	76,802,322
Net Assets Available for Benefits, End of Year	$76,886,429	$78,975,336

See Notes to Financial Statements

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

Note 1:	Description of the Plan

The following description of LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan administrator.

General

The Plan is a defined contribution plan sponsored by LMI Aerospace, Inc. and subsidiaries (the “Company”) for the benefit of its eligible employees who are at least 18 years of age.  Eligible employees are enrolled on the first day of the month following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee of the Plan is Charles Schwab Trust Company and the recordkeeper for the Plan is Schwab Retirement Plan Services.

On June 4, 2015, the Valent Aerostructures, LLC 401(k) Plan, which was sponsored by the Company, was terminated and its assets of $10,729,222 were transferred into the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to contribute up to the maximum amount allowed by the Internal Revenue Code.    Employee rollover contributions are also permitted.  Employees are automatically enrolled in the Plan at a rate of 3% of eligible compensation unless they select a different deferral percentage or elect to opt out. Contributions for employees automatically enrolled are invested in an age based appropriate target retirement date fund.

The Company makes matching contributions and discretionary profit-sharing contributions as determined by the Company’s Board of Directors. For the years ended December 31, 2016 and 2015, the Company's Board of Directors elected to contribute a company match of $0.50 for each $1 contributed by participants on the first 3.0% or 5.0% of eligible wages, the applicable percent of eligible wages for each participant determined by the operating segment to which they belonged. There were no discretionary contributions made by the Company for the years ended December 31, 2016 and 2015.

Participant Investment Account Options

Investment account options available include target retirement date funds and other mutual funds, a common/collective trust and the common stock of the Company.  Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

Vesting

The Plan includes vesting provisions related to the matching contributions made by the Company. Prior to January 1, 2015, participants were immediately vested in their voluntary and employer matching contributions plus earnings thereon.  For the plan year beginning January 1, 2015, the Plan was modified to include vesting provisions related to the matching contributions made by the Company.  Employer matching contributions made after January 1, 2015 will vest 25% for each year of service as defined by the Plan.  A participant is fully vested in their employer matching contributions after four years of service.  Employer discretionary contributions vest 20% for each year of service as defined by the Plan beginning with the second year of service.  A participant is fully vested in their employer discretionary contributions after six years of service.

The non-vested balance is forfeited upon the earlier of termination of service or a 5-year break in service. Forfeitures are used to reduce Company contributions. At December 31, 2016, the balance of forfeitures available for use by the Company in future periods was $90,152. Approximately $42,000 of this balance was used in 2017 to fund the employer match obligation as of December 31, 2016.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The minimum amount of a new loan is $1,000.  The maximum amount of a participant’s loan is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by written loan agreements and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholding until the loan is paid in full.  Interest on the loans is based on prevailing rates when the loan is originated as determined by the Plan administrator.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, the value of a participant’s vested interest may be elected for distribution as either a lump sum or in substantially equal installments.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supporting footnotes are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Reclassifications

Certain reclassifications have been made to prior period financial statements in order to conform to current period presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

All investments are carried at fair value.    Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The following is a description of the valuation methodologies used for assets measured at fair value.

LMI Aerospace, Inc. Common stock: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1).

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares or units held by the Plan at year end (Level 1).

Money market funds: Valued at amortized cost, which approximates market value, and represents the NAV of shares or units held by the Plan at year end (Level 2).

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

 Morley Stable Value fund: Value of participation units held is based on the NAV of shares or units held by the Plan at year end.

The stable value fund intends to hold only assets whose fair market value is the contract value of the investment.  While offering low-risk and competitive yields, the fund guarantees a return in principal and accumulated interest that is directly proportionate to the investor’s capital preservation objective.  The fund seeks to achieve this objective by investing primarily in a variety of high quality Stable Value Investment Contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents.  Redemption is generally permitted daily.  Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the stable value fund are generally permitted without restriction.  Were the Plan to initiate a full redemption of the stable value fund, a twelve-month advance written notice is required.  The redemption price is based upon the closing value per the unit of the fund, which is determined daily following the close of regular trading on the New York Stock Exchange.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance.  Interest earned on notes receivable from participants is recorded when paid.  Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.  At both December 31, 2016 and 2015, the interest rates on participant loans ranged from 3.75 percent to 5.75 percent, respectively.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement” (“ASC 820”) provides the framework for measuring fair value.  Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan.  Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances.  The fair value hierarchy is categorized into three levels based on observability and reliability of valuation inputs as follows:

Level 1:	Valuation based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Valuation based on: a) quoted price for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Valuation based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining fair value is more significant for the investments categorized in Level 3.  In certain cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.  Estimated values do not necessarily represent the amounts that may be ultimately realized due to the

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

occurrence of future circumstances that cannot be reasonably determined.  Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable.  The Plan’s policy is to recognize transfers in and transfers out between levels as of the date of the event or change in circumstances that caused the transfer.  The Plan has no level 3 instruments.  There have been no changes in the valuation methodologies or inputs used at December 31, 2016 and 2015.

Plan Tax Status

The Internal Revenue Service has determined and informed Schwab Retirement Plan Services, Inc. by a letter dated June 19, 2014, that the non-standardized prototype profit-sharing plan with CODA as amended through that date is in a form acceptable under section 401 of the Internal Revenue Code (“IRC”).  On September 4, 2015, the Company adopted this non-standardized prototype plan.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

Note 3:	Fair Value of Plan Assets and Liabilities

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values of December 31, 2016 and 2015:

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced funds	$46,719,189	$—	$—	$46,719,189
Domestic equity funds	13,109,224	—	—	13,109,224
Bond funds	2,643,214	—	—	2,643,214
International equity funds	3,020,959	—	—	3,020,959
Sector/specialty funds	330,088	—	—	330,088
Other funds	—	2,469	—	2,469
Total registered investment company funds	65,822,674	2,469	—	65,825,143
Common stock:
LMI Aerospace, Inc.	3,995,379	—	—	3,995,379
Total common stock	3,995,379	—	—	3,995,379
Total assets in the fair value hierarchy	$69,818,053	$2,469	$—	$69,820,522
Common collective trusts:
Morley Stable Value Fund (1)				3,396,595
Total assets at fair value				$73,217,117

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Balanced funds	$49,211,843	$—	$—	$49,211,843
Domestic equity funds	12,617,231	—	—	12,617,231
Bond funds	2,880,374	—	—	2,880,374
International equity funds	2,797,426	—	—	2,797,426
Sector/specialty funds	636,808	—	—	636,808
Other funds	—	514	—	514
Total registered investment company funds	68,143,682	514	—	68,144,196
Common stock:
LMI Aerospace, Inc.	4,206,014	—	—	4,206,014
Total common stock	4,206,014	—	—	4,206,014
Total assets in the fair value hierarchy	$72,349,696	$514	$—	$72,350,210
Common collective trusts:
Morley Stable Value Fund (1)				2,866,708
Total assets at fair value				$75,216,918

(1) Investments that were measured at net asset value per share have not been classified in the fair value hierarchy. These amounts are presented in the tables above to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

Note 4:	Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of LMI Aerospace, Inc. common stock.  LMI Aerospace, Inc. is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions.  During 2016, the Company contributed $1,472,331 in common shares, participants purchased $297,641 and sold $1,256,492. During 2015, the Company contributed $709,750 in common shares, participants purchased $968,531 and sold $857,716.

Certain Plan assets are invested in the Schwab Retirement Advantage Money Fund. Schwab Retirement Plan Services is the recordkeeper for the Plan, and therefore, transactions associated with this fund qualify as party-in-interest transactions. Trustee and recordkeeper fees of $215,696 and $169,873 were paid from plan assets to Schwab Retirement Plan Services in the years ended December 31, 2016 and December 31, 2015, respectively.

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  The net assets of the Plan associated with participant loans were $2,360,888 and $2,381,029 at December 31, 2016 and December 31, 2015, respectively.

Necessary and proper expenses of the Plan are paid from the Plan assets, except for those expenses the Company is required by law or chooses to pay.

Note 5:	Risks and Uncertainties

The Plan participants invest in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

Note 6:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 and December 31, 2015 to the Form 5500:

	2016	2015

Net assets available for benefits per the financial statements	$76,886,429	$78,975,336
Accrued expenses	—	14,576
Excess contributions payable	177,371	260,608
Net assets available for benefits per Form 5500	$77,063,800	$79,250,520

The following is a reconciliation of net decrease in net assets available for benefits prior to transfers per the financial statements for the years ended December 31, 2016 and December 31, 2015 to Form 5500:

	2016	2015

Net decrease in net assets available for benefits prior to transfers	$(2,088,907)	$(8,556,208)
Accrued administrative expense, beginning of year	(14,576)	(8,788)
Accrued administrative expense, end of year	—	14,576
Excess contributions payable, beginning of year	(260,608)	—
Excess contributions payable, end of year	177,371	260,608
Other	—	(26,491)
Net income (loss) per Form 5500 line 2k	$(2,186,720)	$(8,316,303)

LMI Aerospace, Inc. Profit Sharing and Savings Plan and Trust
Notes to Financial Statements
December 31, 2016 and 2015

Note 7:	Excess Contributions Payable
The Plan is subject to certain compliance requirements and non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2016 and December 31, 2015, the Plan did not completely satisfy non-discrimination tests and took corrective action in 2017 by returning excess contributions and related investment income and losses of $177,371 and $257,775, respectively. In addition, other excess contributions of $2,833 made during the 2015 plan year were returned to participants.

Note 8:	Subsequent Event

On June 27, 2017, the Company was acquired by Sonaca S.A. and each outstanding share of common stock of the Company was converted into the right to receive $14.00 in cash. For active participants in the Plan, cash resulting from this exchange was invested in accordance with elections for future contributions as of the date of the exchange.  If, prior to a determined deadline, active participants did not advise the Plan otherwise, future contributions previously directed to Company stock were invested in a Vanguard target retirement date fund aligned with the year they reach age 65, as determined by the Plan. For non-active participants in the Plan, cash resulting from this exchange was invested in relative percentages of the value of individual investments in each participant's account relative to the total value of the account on the date of the exchange.

Supplemental Schedule

LMI Aerospace, Inc. Profit-Sharing and
Savings Plan and Trust

Schedule of Assets (Held at End of Year) at December 31, 2016

Identity of issue, borrower or similar party	Description of Investment	Current Value	Cost (1)
Dimensional Fund Advisors Emerging Markets Portfolio	Mutual Fund	1,122,427
Dimensional Fund Advisors International Small Company	Mutual Fund	735,415
Dimensional Fund Advisors U.S. Small Cap Value Portfolio	Mutual Fund	746,673
Vanguard 500 Index Admiral	Mutual Fund	3,468,259
Vanguard Energy Fund Admiral Shares	Mutual Fund	330,088
Vanguard Growth Index Admiral	Mutual Fund	2,399,333
Vanguard Inflation-Protected Securities Fund Class A	Mutual Fund	762,451
Vanguard MDCP Growth Index Fund	Mutual Fund	600,400
Vanguard Mid-Cap Index Admiral	Mutual Fund	1,095,477
Vanguard Mid-Cap Value IDX	Mutual Fund	994,655
Vanguard Short-Term Bond Admiral	Mutual Fund	464,415
Vanguard Small-Cap Growth Index Fund	Mutual Fund	879,203
Vanguard Small-Cap Index Admrl	Mutual Fund	1,258,178
Vanguard Target Retirement 2010 Fund	Mutual Fund	338,785
Vanguard Target Retirement 2015 Fund	Mutual Fund	1,947,792
Vanguard Target Retirement 2020 Fund	Mutual Fund	7,846,311
Vanguard Target Retirement 2025 Fund	Mutual Fund	9,562,154
Vanguard Target Retirement 2030 Fund	Mutual Fund	9,019,440
Vanguard Target Retirement 2035 Fund	Mutual Fund	7,566,754
Vanguard Target Retirement 2040 Fund	Mutual Fund	3,243,346
Vanguard Target Retirement 2045 Fund	Mutual Fund	3,569,054
Vanguard Target Retirement 2050 Fund	Mutual Fund	2,362,492
Vanguard Target Retirement 2055 Fund	Mutual Fund	1,003,674
Vanguard Target Retirement 2060 Fund	Mutual Fund	38,132
Vanguard Target Retirement Income Fund	Mutual Fund	221,255
Vanguard Ttl Intl Stock IDX Adm	Mutual Fund	1,163,117
Vanguard Total Bond Market Index	Mutual Fund	1,416,347
Vanguard Value Index	Mutual Fund	1,667,047
Morley Stable Value Fund	Common Collective Trust	3,396,595
Vanguard Federal Money Market Fund	Money Market Fund	2,468
Schwab Retirement Advantage Money Fund*	Money Market Fund	1
LMI Aerospace, Inc. Common Stock*	Common Stock	3,995,379
Notes Receivable from Participants, maturing through 2034*	Interest from 3.75% to 5.75%	2,360,888
Total Investments per Form 5500		$75,578,005	$—
* Represents a party-in-interest to the Plan
(1) Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LMI AEROSPACE, INC. PROFIT-SHARING AND SAVINGS PLAN AND TRUST

	By:	LMI AEROSPACE, INC., as Plan Administrator

Date: June 28, 2017	By:	/s/ Clifford C. Stebe, Jr.
Clifford C. Stebe, Jr.
Chief Financial Officer